Selling Stockholder Prospectus Supplement No. 1
(To Prospectus dated December 14, 2017, as
supplemented by prospectus supplement dated
May 21, 2018)

Filed pursuant to Rule 424(b)(7)
Registration No. 333-222066



Denbury Resources Inc.

6,458,864 Shares of Common Stock

This selling stockholder prospectus supplement no. 1 ("Supplement No. 1") supplements, updates and amends the selling stockholder information contained in the prospectus dated December 14, 2017 and the prospectus supplement dated May 21, 2018 (together, the "Prospectus"). The Prospectus covers the resale from time to time by selling stockholders that may be named in one or more selling stockholder prospectus supplements of up to an aggregate of 16,743,372 shares of our common stock issuable upon conversion of our 5% Convertible Senior Notes due 2023 (the "5% Convertible Notes"). This Supplement No. 1, together with the Prospectus, specifically covers the resale from time to time by the selling stockholders named herein of up to 6,458,864 of such shares of our common stock.

This Supplement No. 1 is not complete without, and may not be utilized except in connection with, the Prospectus. This Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information provided by this Supplement No. 1 supersedes information contained in the Prospectus. You should carefully read this Supplement No. 1 and the Prospectus, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol "DNR." On May 29, 2018, the last sale price of our common stock as reported on the New York Stock Exchange was $4.05 per share.

Investing in our common stock involves substantial risk. Please read "Risk Factors" beginning on page 4 of the Prospectus and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this selling stockholder prospectus supplement No. 1 is May 30, 2018.

SELLING STOCKHOLDERS

The following information supplements the information set forth under the captions "Selling Stockholders" in the Prospectus. This Supplement No. 1 includes information with respect to selling stockholders not previously listed in the Prospectus. This information is based solely upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of the date hereof.

The number and percentage of shares beneficially owned before this offering, offered for resale hereunder and beneficially owned after this offering for each selling stockholder assume (i) the conversion by the selling stockholders of all 5% Convertible Notes held by them, (ii) the offer and sale by the selling stockholders of all shares of our common stock received upon such conversion that are registered for resale hereunder and (iii) no other acquisitions, dispositions or issuances of shares of our common stock. However, the selling stockholders may not convert all of the 5% Convertible Notes held by them and, even if they do convert all of such notes, they may not offer or sell any of the shares of our common stock received upon such conversion hereunder. They may also acquire additional shares of our common stock other than pursuant to conversion or may dispose of shares of our common stock other than under this Supplement No. 1 and the Prospectus. Therefore, it is difficult to estimate the aggregate number of shares that the selling stockholders will ultimately offer and sell pursuant to this Supplement No. 1 and the Prospectus or that the selling stockholders will ultimately own upon completion of the offering to which this Supplement No. 1 and the Prospectus relate.

As of April 30, 2018, 440,634,347 shares of our common stock were issued and outstanding (excluding treasury shares). Effective as of the close of business on May 29, 2018, all of our outstanding 5% Convertible Notes were converted into shares of our common stock, resulting in an aggregate of 16,743,372 shares of our common stock having been issued upon conversion of our 5% Convertible Notes.

The selling stockholders named below and their permitted transferees, pledgees, or other successors may from time to time offer the shares of our common stock offered by this Supplement No. 1 and the Prospectus. Except as otherwise indicated in the footnote below, the beneficial owner has sole voting and investment power with respect to the indicated shares of our common stock. The percentage of our shares before and after the offering are based on 440,634,347 shares outstanding as of April 30, 2018, plus, for each selling stockholder to the extent not included in the foregoing, the number of shares of common stock issuable upon conversion of the 5% Convertible Notes held by that selling stockholder.

Name	Shares Beneficially Owned Before Offering			Number of Shares Being Offered For Resale	Shares Beneficially Owned After Offering	
	Number	Percent			Number	Percent
Citadel Equity Fund Ltd [1]	1,304,224		*	1,304,224	—	—
Eastspring Investments – US Strategic Income Fund [2]	11,830		*	11,830	—	—
GCA Credit Opportunities Master Fund, Ltd. [3]	556,127		*	556,127	—	—
JNL / PPM America Long Short Credit Fund [2]	9,577		*	9,577	—	—
JNL / PPM America Strategic Income Fund [2]	26,197		*	26,197	—	—
M&G Optimal Income Fund [4]	769,577		*	769,577	—	—
Pandora Select Partners, LP [5]	426,478		*	426,478	—	—
Swiss Capital Alternative Strategies Funds [3]	151,759		*	151,759		
Telemetry Securities, L.L.C. [6]	1,120,562		*	1,120,562	—	—
Whitebox GT Fund, LP [5]	100,281		*	100,281	—	—
Whitebox Mult-Strategy Partners, LP [5]	978,591		*	978,591	—	—
Whitebox Relative Value Partners, LP [5]	1,003,661		*	1,003,661	—	—

*	Less than 1%.
(1)	The address of the selling stockholder is 131 South Dearborn Street, 34th Floor, Chicago, Illinois 60603.
(2)	The address of the selling stockholder is 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606.
(3)	The address of the selling stockholder is 101 Park Avenue, 26th Floor, New York, New York 10178.
(4)	The address of the selling stockholder is Governors House, Laurence Pountney Hill, London, EC4R 0HH, United Kingdom.
(5)	The address of the selling stockholder is 3033 Excelsior Blvd, Suite 300, Minneapolis, Minnesota 55416.
(6)	The address of the selling stockholder is 545 Fifth Avenue, Suite 1108, New York, New York 10017.